UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For Period Ended:           December 31, 2005
☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
China Yuchai International Limited

Full Name of Registrant
N/A

Former Name if Applicable
16 Raffles Quay #26-00 Hong Leong Building

Address of Principal Executive Office (Street and Number)
Singapore 048581

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
     Although management of China Yuchai International Limited (“CYI”) has been working to complete all the required information for its annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”), and a substantial part of such information has been completed as of this date, the Form 20-F could not be completed on or before the June 30, 2006 prescribed due date. As a result of the recent investment activities undertaken by CYI pursuant to its business and diversification expansion plan, as disclosed in CYI’s Form 6-Ks submitted with the U.S. Securities and Exchange Commission on January 26, 2006, February 3, 2006, February 28, 2006, March 1, 2006 and April 5, 2006, management has been required to devote additional time and resources to finalize its audited financial statements and related disclosure, as well as attend to many related internal matters, such that it was not possible for management to complete the Form 20-F by the June 30, 2006 prescribed due date without unreasonable effort or expense. In addition, as a result of the above, CYI’s accountants were not able to complete their review of the Form 20-F in time for filing by the June 30, 2006 prescribed due date. Management anticipates filing the
Form 20-F on or before July 15, 2006.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Philip Ting Sii Tien (Name)	65 (Area Code)	6322 6220 (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
China Yuchai International Limited has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2006	By:	/s/ Philip Ting Sii Tien

Name: Philip Ting Sii Tien Title: Chief Financial Officer and Director